Exhibit 99.13

Consent of Mark Williams

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2025 (collectively, the “Annual Report”), I, Mark Williams, Chief Geologist, Musselwhite Mine, consent to: (i) the inclusion and incorporation by reference in the Annual Report of the mineral resource estimate for the Musselwhite Mine as at December 31, 2025 (the “Technical Disclosure”) that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and reference to my name, including as an expert or "qualified person", and my involvement in the preparation of the Technical Disclosure, in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-290267) on Form F-10, Registration Statement on Form S-8 (File No. 333-272171) and Registration Statement on Form S-8 (File No. 333-290273), in each case as amended.

/s/ Mark Williams
Mark Williams

Dated: March 19, 2026